VIA EDGAR

March 5, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE (Mail Stop 3561)

Washington, D.C. 20549

Attn.:	Mr. Lyn Shenk Branch Chief

RE:	The Mosaic Company File No. 001-32327 Form 10-K: For the Fiscal Year Ended May 31, 2009 Form 8-K: Filed on December 21, 2009

Dear Mr. Shenk:

This letter contains the responses of The Mosaic Company (sometimes referred to as the “Company”) to your letter dated February 19, 2010. For convenient reference, each of the comments contained in your comment letter appears directly above our response to that comment.

Form 10-K: For the Year ended May 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2009 Compared to Fiscal 2008, page 27

1.	We note your disclosure regarding the changes in sale volume tonnes and average selling prices. In addition to providing these metrics, please revise future filings to quantify the impacts of these price and volume changes on net sales. For example, please revise future filings to quantify the actual dollar amount of aggregate net sales change during the period attributed to change in average selling price of all tonnes sold.

Response:

In response to the Staff’s comment, in future filings our discussion of our Phosphates segment results will explain the changes in net sales attributable to price and volume, to the extent material. We have included in our response to SEC comment number 2 below a portion of the Management’s Discussion and Analysis of Financial Condition and Results of Operations from page 8 of our Form 10-K for the fiscal year ended May 31, 2009 (the “10-K”) revised to show an example of what we plan to provide in future filings.

The Mosaic Company

March 5, 2010

2.	In future filings, please quantify, discuss, and analyze the changes in costs of goods sold on a stand-alone basis in addition to your current disclosure which is made in the context of gross margin. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material.

Response:

In response to the Staff’s comment, in future filings our discussion of our Phosphates segment results will include a quantification of changes in the material components of cost of goods sold, typically sulfur and ammonia costs, in addition to continuing to explain the change in gross margin. We believe that explaining significant changes in net sales and gross margins, including quantification of major cost of goods sold components such as sulfur and ammonia raw materials, and other components to the extent material will most effectively address investor information needs. Set forth below is a portion of the Management’s Discussion and Analysis of Financial Condition and Results of Operations from our fiscal 2009 10-K revised to show an example of what we plan to provide in future filings (Please note: This example is based on the former Phosphates segment as originally reported in the 10-K). Revised paragraphs, or additions to the current disclosures, are italicized:

“Our Phosphates’ segment’s net sales increased to $5.8 billion in fiscal 2009, compared to $5.7 billion in fiscal 2008, due to an increase in average selling prices resulting in an increase in revenue of $1.4 billion, partly offset by a decline in sales volumes resulting in a decrease in revenue of $1.3 billion.

In fiscal 2009, sales volumes declined to 6.3 million tonnes of phosphate crop nutrients and animal feed ingredients, compared with 9.1 million tonnes for fiscal 2008. Crop nutrient volumes to North American and international customers decreased 40% and 22% respectively, due to the factors described in the overview. Feed phosphate sales volumes declined 40% primarily due to weak economics in the livestock industry and customers’ increasing use of an enzyme that can help optimize usage of phosphate-based animal feed ingredients.

Our average diammonium phosphate fertilizer (“DAP”) selling price was $728 per tonne in fiscal 2009, an increase of $215 per tonne compared with fiscal 2008. The market DAP selling price began to decline sharply toward the end of the second quarter of fiscal 2009 and into fiscal 2010. This was due to the combined effects of several factors previously described in the overview. Our average DAP selling price for the fourth quarter of fiscal 2009 was $345 per tonne compared to $413 per tonne for the third quarter of fiscal 2009, while our average DAP selling price for the fourth quarter of fiscal 2008 was $754 per tonne.

The Mosaic Company

March 5, 2010

Included in our consolidated net sales and cost of goods sold in fiscal 2009 are net sales of $699.7 million for the other member of PhosChem, compared with $491.7 million in fiscal 2008.

Cost of goods sold for Phosphates increased to $4.5 billion in fiscal 2009, compared with $3.6 billion in fiscal 2008. Gross margins decreased from $2.1 billion in fiscal 2008 to $1.3 billion in fiscal 2009 due to a 31% lower sales volume, along with higher cost of goods and related impacts. Gross margin as a percentage of net sales decreased to 22% in fiscal 2009 from 37% in fiscal 2008 due to higher sulfur and ammonia raw material costs, which triggered a lower of cost or market write-down, the adverse effect of significantly lower phosphate production rates and net realized and unrealized derivative losses, partly offset by an increase in selling prices compared with a year ago.

In fiscal 2009, higher sulfur and ammonia prices unfavorably impacted cost of goods sold by approximately $600 million. The average price for sulfur increased to $363 per long ton in fiscal 2009 from $182 per long ton in fiscal 2008. The average price for ammonia (central Florida) increased to $531 per tonne in fiscal 2009 from $404 per tonne in fiscal 2008. These raw material costs began to decline in the second half of fiscal 2009. The average price for sulfur and ammonia (central Florida) in the fourth quarter of fiscal 2009 was $72 per long ton and $292 per ton, respectively. The continued soft market prices for sulfur and ammonia are due to lower demand for sulfur and lower natural gas input costs for ammonia as compared to earlier in fiscal 2009.

We recorded a lower of cost or market inventory write-down of $227.7 million primarily in the second quarter of fiscal 2009 because the carrying cost of ending phosphate inventories, which included higher sulfur and ammonia costs, exceeded our estimates of future selling prices less reasonably predictable selling costs. These higher cost inventories were a result of raw materials purchased or committed to before the significant declines in their market prices.

Net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, included in cost of goods sold were $72.5 million in fiscal 2009 compared with a net gain of $27.5 million a year ago. Net realized derivative losses, primarily on natural gas derivatives, included in cost of goods sold, were $63.3 million in fiscal 2009 compared with net losses of $9.4 million a year ago.”

The Mosaic Company

March 5, 2010

Fiscal 2008 Compared to Fiscal 2007, page 27

3.	We note your statement that international sales volume declined 14% due to the increased volume sold into North America. Please further clarify this statement for us.

Response:

The paragraph referenced above that is included in the Form 10-K is as follows:

“In fiscal 2008, sales volumes increased 2% to 9.1 million tonnes of phosphate crop nutrients and animal feed ingredients, compared with 8.9 million tonnes for fiscal 2007. Sales volumes in North America increased 31% as this region continued to exhibit strong demand growth combined with execution on our plan to grow sales in this region. International sales volumes declined 14% due to the increased volume sold into North America.”

This paragraph describes our decision, during a period of strong demand, to allocate a greater portion of our production and logistics capacity to sales into North America at the expense of international sales volumes. The need to allocate available product resulted in the increased volume of sales into North America and the decreased volume of international sales.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 53

4.	Please tell us the nature of the $51.1 million line item titled “Proceeds from Saskferco Note Receivable.”

Response:

Through October 1, 2009, we owned a 50% interest in Saskferco Products ULC (“Saskferco”), a Saskatchewan, Canada-based producer of nitrogen crop nutrients and feed ingredient products. This interest was accounted for as an equity method investment. In May 2008, Saskferco declared a dividend to its stockholders, of which $51.1 million was payable to Mosaic. In lieu of a cash dividend, Saskferco issued a note receivable to Mosaic in the amount of $51.1 million. This dividend was considered a return on our investment in Saskferco. The subsequent cash proceeds to repay the note were classified as cash flows from operating activities consistent with the guidance of Accounting Standards Codification (“ASC”) 230-10-45-16b (formerly Statement of Financial Accounting Standards (“SFAS”) No. 95, Statement of Cash Flows).

The Mosaic Company

March 5, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Statement Presentation and Basis of Consolidation, page 55

5.	Please tell us and disclose in future filings which periods in your consolidated financial statements include the equity in net earnings of Fertifos S.A.

Response:

We have included the equity in net earnings of Fertifos S.A. and its subsidiary, Fosfertil S.A, in all periods of our operating results. The results of both entities are reported on a two-month lag due to the timing of when Fosfertil makes its financial information publicly available. We will revise future filings to more clearly state this as follows:

“We own 33.09% of Fertifos S.A. (“Fertifos”), a Brazilian holding company which owns 56.64% of Fosfertil S.A. (“Fosfertil”), a publically traded phosphate and nitrogen company in Brazil. In addition, we directly own 1.32% of Fosfertil. Our interest in the net earnings of Fertifos, which includes their interest in Fosfertil, are reported in our Consolidated Financial Statements on a two-month lag due to the timing of when Fosfertil has made its information publicly available. Accordingly, the related equity in net earnings reflected in our consolidated statements of earnings are the twelve months ended March 31.”

Revenue Recognition, page 56

6.	Please tell us and disclose in future filings when title transfers to the customer for Offshore sales and North American export sales.

Response:

For our North American fertilizer export sales, title typically transfers when product enters international waters, which is generally considered to be approximately 12 miles from the U.S. port.

For sales made by our Offshore entities, which operate in multiple countries and use a variety of alternative transportation modes and customer agreements to ship product, title transfer is dependent on the contractual terms of each arrangement. These terms range from transfer of title Free on Board (“FOB”) point of shipment or an equivalent to FOB destination or an equivalent. We believe that expanded specificity about the shipping terms used by our Offshore entities would require lengthy disclosure that would not provide meaningful information to investors.

The Mosaic Company

March 5, 2010

In response to the Staff’s comment, and for the reasons discussed above, we propose to include the following disclosure in future filings:

“Revenue on North American export sales is recognized upon the transfer of title to the customer and when the other revenue recognition criteria have been met, which generally occurs when product enters international waters. Revenue from sales originating outside North America is recognized upon the transfer of title to the customer based on contractual terms of each arrangement and when the other revenue recognition criteria have been met.”

7.	We note that sales to wholesalers and retailers (but not importers) in India are subject to a selling price cap and are eligible for an Indian Government subsidy. However, from your letter to us dated December 13, 2007 related to your 2007 Form 10-K, you state that the cap and subsidy are only related to sales to farmers in India and not to distributors. Please confirm to us and revise future filings to disclose which sales are capped and eligible for the subsidy. Additionally, please tell us and revise future filings to disclose the materiality of these sales both as percentage of total sales in India and total sales. Also, please clarify for us how this subsidy was impacted by the modification made by the Indian government during the fourth quarter of fiscal year 2009.

Response:

To confirm, sales to wholesalers, retailers, and farmers (but not to importers, who are also referred to as distributors) in India are subject to a selling price cap and are eligible for an Indian government subsidy.

Net sales in fiscal 2009 included $362.4 million subject to the India subsidy, which represented 15.9% of our net sales in India and 3.5% of our consolidated net sales.

In response to the Staff’s comment, we will reflect the following in the summary of significant accounting policies – revenue recognition in the notes to our consolidated financial statements included in our future annual reports on Form 10-K (amounts are based on fiscal 2009 data), unless the government program is revised:

“Sales to wholesalers, retailers and farmers (but not to importers) in India are subject to a selling price cap and are eligible for an Indian government subsidy which reimburses importers for the difference between the market price of diammonium phosphate fertilizer (“DAP”) and the capped price. We record the government subsidy along with the underlying eligible sale when the price of DAP is both fixed and determinable. In fiscal 2009, sales subject to the subsidy represented 15.9% of our net sales in India and 3.5% of our consolidated net sales.”

For clarification of how the subsidy was impacted by the modification made by the Indian government during the fourth quarter of fiscal 2009, please refer to our response to comment number 8 below.

The Mosaic Company

March 5, 2010

8.	We note that during the second quarter of fiscal year 2009, you determined that the subsidy was not fixed and determinable until it was collected. Given the change in the subsidy program during the fourth quarter of fiscal year 2009, please tell us how you met the fixed and determinable criteria prior to collection.

Response:

Prior to the fourth quarter of fiscal 2009, the subsidy had been dependent upon the sale of product to the farmer. Effective in our fourth quarter of fiscal 2009, which ended May 31, 2009, the Indian government began paying the subsidy based on the movement of inventory from the ports to the provinces. This is referred to as the “arrival/receipt” basis. Since the subsidy was no longer dependent upon the sale of product to the farmers, we determined that it should be characterized as a reduction of inventory cost not as revenue. This treatment is analogous with the guidance of ASC 605, Customer Payments and Incentives, (formerly Emerging Issues Task Force (“EITF”) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor). ASC 605 clarifies that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should therefore be characterized as a reduction of cost of sales when recognized in the customer’s income statement. Similarly, when the Indian government began paying the subsidy on the “arrival/receipt” basis compared to the sales basis, we determined that the intended effect of the subsidy from the Indian government was to reduce the price of DAP being imported into the country. Accordingly, we began recording the subsidy as a reduction of cost of sales.

According to ASC 605, consideration received by a customer (or a reseller) from a vendor should be recognized in the customer’s income statement as a reduction of cost of sales when the rebate or refund is considered probable and reasonably estimable. The change to the “arrival/receipt” basis had no impact on the formula used to calculate the subsidy amount and continues to be based on two main components: the monthly average DAP purchase price and the daily average foreign exchange rate. At the time of movement from the ports, we determined that these criteria could be reasonably measured and collection deemed probable. Accordingly, beginning in the fourth quarter of fiscal 2009, the subsidy was recognized as a reduction of inventory cost at the time the subsidy amount was probable and reasonably estimable, which is when the inventory moved from the ports to the interior states.

The Mosaic Company

March 5, 2010

Note 22. Related Party Transactions

Fertilizer Supply Agreement (Canada), page 90

9.	Please tell us and disclose in future filings your accounting policy for the per tonne rebate paid to Cargill.

Response:

We pay the rebate to Cargill at the end of each contract if annual purchase volumes exceed certain thresholds. Based on Cargill purchase activity, we accrue for the rebate when the amounts to be paid are probable and estimable. We receive no identifiable benefit in exchange for the amounts paid, so the rebates are recorded as a reduction of revenues in accordance with ASC 605-50-45-2.

However, we do not believe that disclosing the above policies would be meaningful to investors because of the insignificant dollar amount associated with our rebates paid to Cargill. In fiscal 2009, the rebate paid to Cargill was $0.5 million.

Form 8-K Filed on December 21, 2009

10.	We note that you have realigned your business segments to more clearly reflect your evolving business model. Please tell us in detail how your business model has evolved. Additionally, please tell us what specific factors and circumstances have changed that triggered the realignment.

Response:

The former Offshore segment marketed and distributed phosphate, potash and nitrogen crop nutrients, typically as a blended and bagged product. The average product mix in the blends (by volumes) contains approximately 50% phosphate, 25% potash and 25% nitrogen, although this mix can differ based on seasonal and other factors.

In the second quarter of fiscal 2010, which ended November 30, 2009, Mosaic management implemented an International Distribution Strategy that changed the role of the former Offshore segment, the way we manage our international distribution operations and how performance is assessed and resources are allocated. Historically, the Offshore entities served in part as a distribution channel for the Mosaic North American production facilities, primarily Phosphates; however, it also purchased and marketed product from other suppliers worldwide.

The new International Distribution Strategy is intended to further align the former Offshore segment global distribution resources with our North American production assets. This includes more intensely focusing those distribution resources on the sale of products produced by our North American phosphate and potash production assets and less on the sale of products from unrelated producers.

From a management perspective, as part of the International Distribution Strategy, the single superphosphate (“SSP”) production plants in Brazil and Argentina are now managed and viewed as components of the Phosphates production business.

The Mosaic Company

March 5, 2010

In addition, our Chief Operating Decision Maker (CODM) no longer reviews the separate operating earnings of the Offshore combined entities. The CODM now reviews the profitability of the Phosphates product line – whether distributed internationally or in North America.

Incentive compensation for employees of the former Offshore segment has been changed, as well. Formerly, half the payout under the Company’s fiscal 2010 Management Incentive Plan for these employees was determined by the operating earnings and working capital levels of the former Offshore segment. As part of the implementation of the new International Distribution Strategy, these measures were replaced with a measure weighted primarily on the proportion of products purchased by these entities from the Company’s North American production facilities, and to a lesser extent the level of these entities’ selling, general and administrative expenses.

As a result of these changes in Mosaic’s approach to the Offshore entities, we reassessed our operating segments. We concluded that the Offshore entities no longer meet the definition of an operating segment as defined in ASC 280-10-50-1, Segment Reporting (formerly SFAS 131, Disclosures about Segments of an Enterprise and Related Information) and that our business was most appropriately aligned into the two operating segments based on the two core product lines - Phosphates and Potash. These two operating segments provide the users of the financial statements with the information that is used by the CODM, to make resource allocation decisions, assess performance, and make operational decisions.

11.	We note that your Phosphate segment’s reported selling price per tonne for DAP has been adjusted to eliminate intersegment transactions. We note that your Potash segment has historically furnished a portion of the raw material needs for the production of Blends and is expected to continue to do so in the future. Please tell us if you plan to include intersegment transactions in your calculation of average selling prices for MOP and K-Mag. If so, please tell us why you believe it is meaningful to investors to include intersegment sales in the calculation.

Response:

We do not plan to include intersegment transactions in our calculation of average selling prices for MOP and K-Mag. At the end of our introductory paragraph included in our Form 8-K filed on December 21, 2009, we stated that average selling prices of MOP and K-Mag did not include intersegment sales. In response to the Staff’s comment, we will disclose this fact in future filings.

********

As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

The Mosaic Company

March 5, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 763/577-2829, or send a fax to me at 763/577-2980.

Very truly yours,

/s/ Anthony T. Brausen
Anthony T. Brausen

Vice President - Finance and Chief Accounting Officer

cc:	Aamira Chaudhry, Division of Corporation Finance, Mail Stop 3561